BALDWIN TECHNOLOGY COMPANY, INC.

2 Trap Falls Road, Suite 402	Tel: 203 402-1000
Shelton, CT 06484	Fax: 203 402-5500
USA	www.baldwintech.com
November 24, 2009
Via EDGAR
and Facsimile (202) 772-9218
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, DC 20549

Attention:	Mr. Gary R. Todd Accounting Reviewer
FOR COMMISSION USE ONLY

Re:	Baldwin Technology Company, Inc. Form 10-K for the fiscal year ended June 30, 2009 filed September 28, 2009 File No. 001-09334
Dear Mr. Todd:
The discussion below sets forth the response of Baldwin Technology Company, Inc., (“the Company”) to each of the written comments numbered 1-12 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“the Staff”) set forth in the Staff’s letter dated November 10, 2009. Additionally, please note that the Company will revise its future interim and annual filings with respect to these comments. The Company has earlier today filed a copy of this letter via EDGAR.
Form 10-K for fiscal year ended June 30, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 12

U.S. Securities and Exchange Commission
November 24, 2009

Goodwill
1.	We note that you manage your business as one reportable segment. Please tell us and in future filings identify your reporting units and disclose how the reporting units were identified under the guidance from FASB ASC 350-20-35. If applicable, please also disclose whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated to those units during the periods presented.

Reply to Comment 1:

FASB ASC 350-20-35 defines a reporting unit as a component of an operating segment, if that component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component.

Applying this guidance, the Company has defined the following eight reporting units:
•	Baldwin Germany- (consolidated Baldwin Germany GmbH and Baldwin Oxy-Dry GmbH)

•	Baldwin U.S. — (Baldwin Graphic Systems, Inc. in Lenexa, KA)

•	Baldwin Japan Ltd.

•	Baldwin Jimek AB Sweden

•	Baldwin IVT AB Sweden

•	Baldwin U.K. (consolidated Baldwin Globaltec Ltd. and Oxy-Dry U.K.)

•	Baldwin Oxy-Dry Food Blends

•	Baldwin Sales Offices (no allocated goodwill)
In addition, note that due to the consolidation of facilities in Germany the number of reporting units changed in fiscal year 2009 from nine (9) to eight (8). Additionally, note that there has not been any change in the manner in which goodwill was allocated to those units during the periods presented.

Furthermore, the Company notes the Staff’s comments related to expanded disclosure and, in future filings, will identify the reporting units and disclose how the reporting units were identified and, if applicable, disclose any changes in the number of reporting units or the manner in which goodwill is allocated to those units.

2.	On page 14 of MD&A you disclose that you use a discounted cash flow model to evaluate the fair value of reporting units. However, on page 40 of the financial statements you indicate that you apply a combination of the income and market approaches in determining the fair value of your reporting units. In future filings please resolve these inconsistent disclosures. In that regard, please also consider the following in future filings:
•	If you in fact use more than one method to evaluate goodwill for potential impairment, please include sufficient disclosure to enable a reader to understand how

U.S. Securities and Exchange Commission
November 24, 2009

each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected those methods as being the most meaningful in preparing your goodwill analysis.

•	If you changed methods in fiscal 2009, please disclose why you implemented the change and describe the impact on your goodwill impairment evaluation.
Reply to Comment 2:

The Company notes the Staff’s comment regarding inconsistent disclosure regarding the use of a discounted cash flow model and a combination of income and market approaches to determine the fair value of its reporting units and will resolve the inconsistencies in disclosure in future filings.

Supplementally, note that during fiscal years 2007 and 2008, the Company performed its annual impairment analysis in May of the corresponding fiscal year, using an income approach whereby fair value of the reporting units was based on the discounted cash flows that the reporting units were expected to generate in future periods.

During fiscal year 2009 the Company changed its methodology for impairment testing and performed impairment testing as of December 31, 2008, February 28, 2009 and May 31, 2009. The Company engaged a third party provider to assist in the preparation of the three analyses. All three fiscal year 2009 analyses were performed on a consistent basis and utilized a combination of income and market approaches to determine the fair value of each of our reporting units with each approach weighted equally. The Company considers the combination of valuation techniques, which utilizes internal analysis and external valuations and utilizes both an income and market approach, to determine fair value, provides a better estimate of fair value of the reporting unit as opposed to reliance on one valuation technique.

Furthermore, the Company notes the Staff’s general guidance as it relates to providing sufficient disclosure to enable a reader to understand how each of the valuation methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, why management selected those methods as being the most meaningful in preparing the goodwill analysis and changes to methodology and will, if appropriate, provide disclosures in future filings if it uses more than one method to evaluate goodwill for potential impairment.

3.	As a related matter, if you have reporting units management believes are at risk of failing step one of the impairment evaluation model, please also consider the following in future disclosure:
•	Identify the reporting units you believe are at risk for failing step one of the model;

•	Disclose the amount of goodwill allocated to those reporting units;

•	Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

U.S. Securities and Exchange Commission
November 24, 2009

•	Your existing disclosure identifies a model or model(s) applied in your evaluation. For any reporting units identified as at risk for failing step one, please also describe the key assumptions used and how the key assumptions were determined;

•	Discuss the degree of uncertainty associated with the key assumptions; and,

•	Describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Reply to Comment 3:
The Company notes the Staff’s general comment. The Company will consider the guidance for future filings if, as part of its periodic impairment analysis, the Company has reporting units that management believes are at risk of failing step one of the impairment evaluation model. In addition, the Company will include, if applicable, in future filings the following additional disclosure:
•	Identification of the reporting units believed to be at risk for failing step one of the model;

•	Disclosure of the amount of goodwill allocated to those reporting units;

•	Disclosure of the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and,

•	A description of potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Results of Operations, page 16
4.	Under Net Sales (page 17), you disclose measures of changes in sales in Europe and Asia, excluding the impact of changes in currency. While it is important to identify, quantify and describe material affects of changes in exchange rates on results of operations in MD&A, please note that disclosure of GAAP-based amounts excluding the impact of changes in currencies may create non-GAAP measures under Item 10(e) of Regulation S-K. Accordingly, in future filings please expand to provide appropriate disclosure under Item 10(e) of Regulation S-K or revise the discussion to avoid presentation of non-GAAP measures.

Reply to Comment 4:

The Company notes the Staff’s comment related to Managements Discussion and Analysis under Net Sales (page 17). In future filings, the Company will avoid the presentation of non-GAAP measures or, if such measures are presented, the Company will expand its disclosure to provide all required narrative and quantitative disclosures under Item 10(e) of Regulation S-K.

U.S. Securities and Exchange Commission
November 24, 2009

5.	Under Gross Profit (page 17), you disclose a non-GAAP measure of gross profit excluding an inventory impairment charge. Please tell us how your presentation of this measure is appropriate and complete under the disclosure guidance from Item 10(e) of Regulation S-K.

Reply to Comment 5:

The Company notes the Staff’s comment related to Managements Discussion and Analysis under Gross Profit (page 17) and concurs that the disclosure does not meet the disclosure requirements of Item 10(e) of Regulation S-K. In future filings, the Company will avoid the presentation of non-GAAP measures, or if such measures are presented, the Company will expand its disclosure to provide appropriate disclosures under Item 10(e) of Regulation S-K.
Item 8. Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page 40
6.	We see that you performed an interim goodwill impairment evaluation in the third quarter of fiscal 2009 because of the factors cited in your disclosure. In future filings please expand to identify the timing of your recurring goodwill impairment evaluation.

Reply to Comment 6:

The Company notes the Staff’s comments regarding expanding disclosures to identify the timing of the Company’s recurring goodwill impairment evaluation which is May 31 and will apply this guidance in future filings.

7.	As a related matter, while we see your disclosure of the factors leading you to perform the interim goodwill impairment evaluation in fiscal 2009, in future filings please specifically describe the facts and circumstances leading to the impairment charge recognized for the reporting unit in Japan. Please refer to FASB ASC 35-20-50-2(a).

Reply to Comment 7:

The Company notes the Staff’s comments regarding specifically describing the facts and circumstances leading to the impairment charge recognized for the reporting unit Japan and will apply this guidance in future filings. Supplementally, note future disclosure will include a discussion of the deteriorating macro-economic environment, market volatility and the Company’s decreased market capitalization that led the Company’s to assess the recoverability of its goodwill carrying value and how those economic and market conditions led to a reduced demand for the Japanese reporting unit products and resulted in an analysis that calculated carrying value in excess of fair value for the Japan reporting unit.

U.S. Securities and Exchange Commission
November 24, 2009

Form 8-K dated August 26, 2009
8.	We note that you present non-GAAP financial measures and related reconciliations in the form of Pro-forma (non-GAAP) Statement of Operations. The format presents numerous non-GAAP balances and subtotals which have not been individually described to investors in your earnings release. Inclusion of a non-GAAP statement of operations leaves an impression that the non-GAAP presentation represents a comprehensive basis of accounting and gives undue prominence to the non-GAAP financial information. As well, the disclosures about non-GAAP financial measures set forth in Item 10-(e)(1)(i) of Regulation S-K are applicable to each individual non-GAAP financial measure presented. Accordingly, in future earnings releases, please delete non-GAAP statements of operations. If you elect to present non-GAAP financial measures, please provide the reconciliation and narrative disclosures set forth in Item 10(c)(1)(i)(C) and (D) of Regulation S-K for each individual non-GAAP financial measure presented. Refer also to Instructions 2 of Item 2.02 of Form 8-K.

Reply to Comment 8:

The Company notes the Staff’s comments related to the presentation of non-GAAP financial measures and related reconciliations in the form of Pro-forma (non-GAAP) Statement of Operations. In future earnings releases, the Company will delete a “non-GAAP statements of operations” and if the Company elects to present non-GAAP financial measures in future earnings releases, it will provide the quantitative reconciliation and narrative disclosures set forth in Item 10(c)(1)(i)(C) and (D) of Regulation S-K for each individual non-GAAP financial measure presented.

9.	As a related matter, the narrative discussions provided under Item 10(e)(1)(i)(C) and (D) of Regulation S-K should provide a substantive rationale for inclusion of a non-GAAP measure. Statements that are generic or that are mere conclusions would not normally fulfill the requirement. In that regard, in future earnings releases please describe how management actually utilizes any non-GAAP financial measure presented and describe the substantive benefit to investors of that measure. In that regard, we note that the current disclosure is generalized and does not describe management’s specific rationale for any measure presented.

Reply to Comment 9:

The Company notes the Staff’s comment related to the narrative discussions provided under Item 10(e)(1)(i)(C) and (D) of Regulation S-K to the effect that the Company should disclose management’s substantive rationale for inclusion of each non-GAAP measure presented. In that regard, in future earnings releases the Company will describe how management actually utilizes each non-GAAP financial measure presented and will describe the substantive benefits to investors of disclosure of each such measure.

10.	We also see that you present non-GAAP financial measures that exclude restructuring costs. Restructuring costs appear to be recurring expense since you have incurred

U.S. Securities and Exchange Commission
November 24, 2009

restructuring costs in each of the past three years. The measures of EBITDA also exclude recurring charges. If future earnings releases include disclosure of non-GAAP measures that exclude recurring items, please also present the disclosures called for by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website. Refer also to Questions 15 from the referenced document.

Reply to Comment 10:

The Company notes the Staff’s comment, and if future earnings releases include disclosure of non-GAAP measures that exclude recurring items, the Company will include in such releases and in future Form 8-K filings the disclosures called for by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as noted below:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
11.	Please tell us where you presented the numerical reconciliations for EBITDA called for under Item 10(e)(1)(i)(B) of Regulation S-K. In that regard, we see that you also present a measure of EBITDA adjusted for certain items. If you present a measure of EBITDA prepared on other than the conventional definition, please appropriately label the adjusted measure to clarify the nature of the non-GAAP measure presented. Refer to Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website.

Reply to Comment 11:

The Company notes the Staff’s comments related to the presentation of EBITDA and recognizes that a numerical reconciliation for the calculation was not provided. Furthermore, the Company also notes the Staff’s comment related to EBITDA adjusted for certain items. In future filings, the Company will provide a numerical reconciliation of EBITDA to GAAP net income; and if a measure of EBITDA is prepared based other than on the conventional definition, the Company will appropriately label the adjusted measure to clarify the nature of the non-GAAP measure presented.

U.S. Securities and Exchange Commission
November 24, 2009

12.	You refer to non-GAAP financial data as “pro-forma.” The label “pro-forma” has specific meaning under Article 11 of Regulation S-X. In future earnings releases, delete the references to non-GAAP financial data as “pro-forma” if outside the specific meaning from the referenced guidance.

Reply to Comment 12:

The Company notes the Staff’s comment related to the use of the term “pro-forma” and will limit the use of that term in future filings solely to the specific meaning given the term under Article 11 of Regulation S-X.
In conjunction with this response, the Company acknowledges that:
1.	It is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

2.	SEC staff comments or changes to disclosure in response to the Staff comments do not foreclose the SEC from taking any action with respect to the filing that is the subject of the comments, and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
The Company would be pleased to provide any further analysis or respond to other questions concerning the Company’s previously filed Form 10-K and Form 8-K reports at your convenience.
Please contact me with any other questions or comments concerning this response letter.
Sincerely,

/s/ John P. Jordan John P. Jordan
Vice President, Chief Financial Officer and Treasurer
/LR